

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer and
Chairman of the Board of Directors
American Realty Capital New York City REIT II, Inc.
405 Park Avenue
15th Floor
New York, NY 10022

> **Re:** **American Realty Capital New York City REIT II, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 25, 2014**
> **CIK No. 0001614540**

Dear Mr. Schorsch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Market Overview" starting on page 75. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. Refer also to Rule 420 of Regulation C. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

Prospectus Summary, page 1

What are the fees …, page 12

8.   Please disclose how your advisor will be compensated if you enter into a joint venture agreement.

9.   Although we note your disclosure on page 143, please revise this section to disclose the amount of organization and offering expenses incurred and paid to date.

10.   In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

11.   We note your disclosure that a selling group participant may alternatively elect to receive a fee equal to 7.5% of the gross proceeds from the sale of the shares by such selling group participant, with 2.5% thereof paid at the time of such sale and 1.0% thereafter paid on each anniversary of the closing of such sale. Please provide us more details regarding this arrangement, including without limitation, how the selling group participant will elect to receive such fee, how the trailing fee will be paid and how a portion of the dealer manager fee will be reallowed.

What is the purchase price for shares of our common stock?, page 6

12.   Please confirm that you will file a post-effective amendment to the registration statement to reflect any change in price that is more than 20% higher or lower than the offering price.

Risk Factors, page 29

13.   Please revise the risk factor on page 40 to separately describe and highlight the risks, as applicable, relating to terminating your advisor even for poor performance, including the payment of the subordinated distribution upon termination. Please also revise your cover page and summary risk factors as applicable.

Management, page 79

14.   We note that Mr. Schorsch has served as the Chairman of the Board of Directors, Chief
        Executive Officer and President of Cole Credit Property Trust V.   Please revise to
        disclose all of his current positions as appropriate and revise your prior performance
        disclosure as applicable or advise.

Prior Performance Tables, page A-1

15.   With respect to Table III and the source of distributions, please revise to separately
        quantify the source of distributions from (i) operations and (ii) the sale of properties. In
        addition, please revise to specifically quantify the sources and amounts "From all other
        sources."

Part II. Information Not Required In Prospectus, page II-1

Exhibits, page II-7

16.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review. The draft opinions should be filed as EDGAR correspondence. In addition,
        we note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement. Please note that the final executed version of Exhibits 3.1 and 3.2 must be filed
        prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division' s October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Peter M. Fass, Esq. (*via e-mail*)